EXHIBIT 12

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three months ended June 30,			Six months ended June 30,
	2006	2005		2006	2005

(Loss)/income before discontinued operations, net of minority interests	$(3,979)	$1,774		$(9,001)	$4,489

Add (from continuing operations):
Interest on indebtedness	46,093	38,834		90,195	77,406
Loss on early debt retirement	—	18		—	6,662
Minority interests	(470)	(64)		(1,031)	(75)
Portion of rents representative of the interest factor	170	164		338	329
Earnings	$41,814	$40,726		$80,501	$88,811

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$46,093	$38,834		$90,195	$77,406
Loss on early debt retirement	—	18		—	6,662
Capitalized interest	(1,159)	224		(1,666)	504
Portion of rents representative of the interest factor	170	164		338	329
Fixed charges	45,104	39,240		88,867	84,901

Add:
Preferred stock dividend	3,842	3,842		7,685	7,685

Combined fixed charges and preferred stock dividend	$48,946	$43,082		$96,552	$92,586

Ratio of earnings to fixed charges	—	1.04	x	—	1.05	x

Ratio of earnings to combined fixed charges and preferred stock dividend	—	—		—	—

For the three months ended June 30, 2006, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $3.3 million and $7.1 million, respectively.

For the three months ended June 30, 2005, the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $2.4 million.

For the six months ended June 30, 2006, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $8.4 million and $16.1 million, respectively.

For the six months ended June 30, 2005, the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $3.8 million.